InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

214-855-6700

FAX: 214855-6701

March 17, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-209898)

Ladies and Gentlemen:

InfraREIT, Inc. (the “Company”) hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-209898) be accelerated so that the Registration Statement will become effective on March 21, 2016, at 4 p.m., Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

InfraREIT, Inc.

By:	/s/ Benjamin D. Nelson
Benjamin D. Nelson
Senior Vice President and General Counsel